UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 333-144472
NOTIFICATION OF LATE FILING
(Check One)    ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR
                  For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K       ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F        ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
TopSpin Medical, Inc.
Full name of registrant
_______________________
Former name if applicable
Global Park, 2 Yodfat Street, Third Floor, North Industrial Area, Lod 71291, Israel
Address of principal executive office (Street and number)
_______________________
City, state and zip code

PART II – RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
TopSpin Medical, Inc. (the “Company”) is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007 on a timely basis because the Company is in the process of responding to comments by the SEC associated with the Company’s Form SB-2 registration statement (File No. 333-144472), which has prevented the Company from preparing such Quarterly Report in a manner that is responsive to the required disclosures. The Company anticipates filing such Form 10-QSB no later than the expiration of the five-day extension period.

PART IV – OTHER INFORMATION
(1)          Name and telephone number of person to contact in regard to this notification:

Eyal Kolka	+972	8-9259002
(Name)	(area code)	(Telephone Number)
(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

TopSpin Medical, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007	By:	/s/ Eyal Kolka
	Name:	Eyal Kolka
	Title:	Chief Financial Officer